Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Petroleum Corporation - News Release

     CALGARY, Feb. 28 /CNW/ - Compton Petroleum Corporation (TSX - CMT,
NYSE - CMZ) wishes to announce that, in recognition of certain matters raised by Centennial Energy Partners, L.L.C., a significant shareholder of Compton, the Board of Directors of Compton has determined to conduct a formal review of the Company's business plans and strategic alternatives for enhancing shareholder value. This will include, among other things, exploring potential asset divestments, equity alternatives, strategic alliances, joint venture opportunities, mergers, or a corporate transaction.
     The Board has appointed a Special Committee of its independent directors to conduct the review. The Special Committee is comprised of Mel F. Belich,
Chairman of the Board, and J. Stephens Allan, Irvine J. Koop, John W. Preston,
Jeffrey T. Smith and John A. Thomson. The Board has also appointed Tristone
Capital Inc. and UBS Securities Canada Inc. as independent financial advisors to assist the Company in the conduct of this review.
     With strengthening natural gas prices and the potential inherent in
Compton's natural gas resource plays, the Company's current plans to realize on this potential are expected to deliver shareholder value. The Special
Committee is undertaking the review to determine whether other alternatives might result in superior value for shareholders.
     The Company cautions shareholders that there is no assurance that the review will result in any specific transaction and no timetable has been set for its completion.
     The Company is also pleased to announce that Mr. Peter Seldin, Managing
Member of Centennial Energy Partners, L.L.C., has been appointed to the Board and the Special Committee.

     Advisory
     --------
     Certain information regarding the Company contained herein constitutes forward-looking information and statements (collectively, "forward looking statements") under the meaning of applicable securities laws, including
Canadian Securities Administrators' National Instrument 51-102 Continuous
Disclosure Obligations and the United States Private Securities Litigation
Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding risks and uncertainties described from time to time in the reports and filings made by
Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators.
The forward-looking statements contained herein are made as of the date of this news release. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: E.G. Sapieha, President & CEO or N.G. Knecht,
VP Finance & CFO. Telephone: (403) 237-9400, Fax (403) 237-9410; Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 08:30e 28-FEB-08